SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                   SCHEDULE TO
                                 AMENDMENT NO. 1
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                   CARC, INC.
                       (Name of Subject Company (Issuer))

                                   CARC, INC.
                  (Name of Filing Person (Offeror and Issuer))

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities

                                  WARREN WAGNER
                                    PRESIDENT
                                   CARC, INC.
                                 500 DOWNS LOOP
                          CLEMSON, SOUTH CAROLINA 29631
                                 (864) 654-1859
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                 WITH A COPY TO:
                             LAWSON M. VICARIO, ESQ.
                     WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
                         44 EAST CAMPERDOWN WAY (29601)
                                  P.O. BOX 728
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 242-8203

                            CALCULATION OF FILING FEE
------------------------------------------------------------ ---------------------------------------------------------
                  Transaction Valuation*                                      Amount of Filing Fee**
------------------------------------------------------------ ---------------------------------------------------------
                         $200,000                                                     $23.54
------------------------------------------------------------ ---------------------------------------------------------

* Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes the purchase of 40,000 shares of common stock of CARC, Inc. at a purchase price of $5.00 per share, net to the seller in cash.

**The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004. Such fee equals .01177 percent of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:  $23.54                    Filing Party: CARC, Inc.
Form or Registration No.: Schedule TO-I            Date Filed: February 28, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  INTRODUCTION


         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by CARC, Inc., a South Carolina corporation, on February 28, 2005. This Schedule TO relates to the offer by CARC to purchase up to 40,000 shares of its common stock, par value $1.00 per share, at a purchase price of $5.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to the originally filed Schedule TO, as amended hereby.

         The information set forth in the Offer to Purchase is hereby expressly incorporated herein by reference in response to all items of this Schedule TO. Additional information with respect to one item of this Schedule TO is set forth below.

ITEM 4: TERMS OF THE TRANSACTION

The section of the Offer to Purchase captioned "Section 7 - Conditions of the Offer" is supplemented and amended by replacing the first paragraph of the section in its entirety with the following:

         Notwithstanding any other provision of the offer and subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered, we will not be required to accept for payment or pay for any shares, and may terminate or amend and may postpone the acceptance for payment or payment for tendered shares, if (i) at the expiration of the offering period, there have not been tendered and not withdrawn shares from a sufficient number of record holders of our common stock such that fewer than 500 holders of record remain after purchase of the shares, and this condition has not been waived or (ii) on or after February 25, 2005, and at or prior to the expiration of the offering period, any of the following events shall occur (other than as a result of our action or omission):


                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   CARC, INC.



                                   By:     /s/ Warren Wagner
                                       --------------------------------------
                                   Name: Warren Wagner
                                   Title: President



Dated: March 15, 2005